FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

QSound Labs, Inc.

400 – 3115 12th Street NE

Calgary,  AB  T2E 7J2

Phone:

403 291 2492

Fax:

403 250 1521

Item 2 - Date of Material Change

July 30, 2008

Item 3 – News Release

A News Release was issued on July 31, 2008 and disseminated by Marketwire.

Item 4 - Summary of Material Change

On July 30, 2008 the Company completed the following transactions:

1.

The issuance and sale by the Company of 1,925,000 units of the Company (“Units”) at a price of $1.00 per Unit. Each Unit consists of one common share in the capital of the Company and one common share purchase warrant of the Company (“Unit Warrant”), each Unit Warrant entitling the holder thereof to purchase one common share in the capital of the Company at a price of $1.50, subject to standard anti-dilution adjustments.

2.

Agreement for the acquisition from Machineworks NorthWest LLC, a private company, (the “Asset Acquisition”) of the Ripp3D graphics engine for mobile games for a purchase price of $3.1 million US.  The Company will pay an upfront payment of $1.1 million consisting of $600,000 US cash and the issuance of  434,783 common shares of the Company valued at $1.15 US per share and will pay the balance over a period of 20 months. As part the Asset Acquisition, the Company also has acquired an option to purchase the MachineWorks Northwest mobile gaming business, exercisable until January 31, 2009.

Item 5 - Full Description of Material Change

Private Placement:  On July 30, 2008 the Company completed a private placement of 1,925,000 units (“Unit”) at the purchase price of $1.00 US per Unit.  Each Unit consists of one common share of the Company and one warrant, exercisable for a period of five years from the date of issuance, to purchase one common share of the Company at the exercise price of $1.50 US (“Warrant”).   The Warrants include provisions for adjustment of the exercise price and/or the number of common shares issuable upon exercise thereof if the Company is involved in any merger, reorganization, consolidation or amalgamation, or declares a dividend payable in, or subdivides or combines, its common shares, or any other event with substantially the same effect occurs, so as to preserve the rights of the Warrant holder substantially proportionate to the rights of the Warrant holder prior to such event.   The Company has agreed to file a short form registration statement with the Securities and Exchange Commission within thirty days of the closing of the private placement, registering resales of the common shares issued at the closing of the transaction and the common shares issuable upon the exercise of the Warrants.

Asset Acquisition:   On July 30, 2008, the Company entered into an Asset Purchase Agreement (“APA”) with MachineWorks NorthWest LLC (“MachineWorks”), a private company, for the purchase of the Ripp3D graphics engine for mobile games (“Engine”) for the purchase price of $3,100,000.00 US (“Purchase Price”).  The Purchase Price is payable by way of an initial cash payment of $600,000.00 US, the issuance of 434,783 common shares of the Company valued at $1.15 US per share 60 days after closing, and payment of the balance, from revenues from existing license arrangements for the Engine, over a period of 20 months. Concurrent with the APA, the Company entered into a license agreement with MachineWorks, who will use this technology in the development of video games for mobile phones. At this time, MachineWorks are the sole source of revenue from the Engine for the Company, derived primarily from downloads of the Guitar Hero Mobile video game. The APA provides that, prior to payment in full of the purchase price, upon material breach of the APA by the Company, which is not cured within thirty days (five days in the event of non-payment) of notice, the APA will terminate and the ownership of the Engine will revert to MachineWorks.

The Company also concurrently entered into a Purchase Option Agreement with MachineWorks whereby the Company has the option, exercisable from October 31, 2008 to January 31, 2009, to purchase the mobile gaming business of MachineWorks for the purchase price of $3,000,000.00 US.  The purchase price is subject to adjustment based upon additional new significant assets developed by MachineWorks prior to exercise of the option. In the event that MachineWorks receives a binding offer for its mobile gaming business prior to the Company exercising the option, then the Company has the right to match such a competing offer.

In the short term, this transaction will add incremental revenues to the Company’s business without adding any incremental expense except for amortization costs.

Item 6 - Reliance on s. 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Name of the Executive Officer of the Corporation who is knowledgeable about the material change:

David Gallagher

President

(403) 291 2492

Item 9 – Date of Report

August 6, 2008

QSound Labs, Inc.

per:

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary